

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



Act	'34 Act
Section	14e
Rule	14(e)-5
Public Availability	August 3, 2005

July 29, 2005



Brigid Rentoul, Esq.
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

Re: Tender Offer by Compagnie de Saint-Gobain for BPB plc
File No. TP 05-86

Dear Ms. Rentoul:

This is in response to your letter dated July 29, 2005. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the United States Securities and Exchange Commission (the "Commission") hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (the "Exchange Act"), particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the U.K. City Code on Takeovers and Mergers (the "City Code");

- BPB plc, a public limited company incorporated under the laws of England and Wales, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;

- Any purchases outside the Offer by any party to the transaction, including (i) Compagnie de Saint-Gobain, a corporation organized under the laws of the Republic of France, (ii) the Offeror, or (iii) any adviser, broker or other financial institution acting as the Offeror's agent (collectively, the "Prospective Purchasers"), will be subject to the City Code; and

- The existence of the Memorandum of Understanding on Exchange of Information between the Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Securities and the United States Commodity Futures Trading

Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Futures, dated September 25, 1991.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase BPB Shares otherwise than pursuant to the Offer, subject to the following conditions:

(a) no purchases or arrangements to purchase BPB Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) disclosure of the possibility of purchases of BPB Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Offer Document;

(c) the Prospective Purchasers shall disclose in the United States information regarding purchases of BPB Shares otherwise than pursuant to the Offer, to the extent such information is made public in the United Kingdom pursuant to the City Code;

(d) the Prospective Purchasers shall comply with any applicable rules in the United Kingdom, including the City Code and the rules and regulations of the UKLA and the LSE;

(e) upon request of the Division of Market Regulation (the "Division"), the Prospective Purchasers shall disclose to it a daily time-sequenced schedule of all purchases of BPB Shares made by any of them during the Offer, on a transaction-by-transaction basis, including: (i) a description of the size, broker (if any), time of execution and purchase price; and (ii) if not executed on the LSE, the exchange, quotation system or other facility through which the purchase occurred;

(f) upon the request of the Division, the Prospective Purchasers shall transmit the information specified in paragraphs (e)(i) and (e)(ii) above to the Division at its offices in Washington, D.C. within 30 days of its request;

(g) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(h) representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

(i) except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption from Rule 14e-5 under the Exchange Act expressed above does not apply to purchases or arrangements to purchase BPB Shares prior to this exemption being granted, is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority,



James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

Linklaters

One Silk Street
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brigid.rentoul@linklaters.com

Confidential Treatment Requested

Mr. James A. Brigagliano
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

July 29, 2005

Our Ref BR/TBS

Dear Mr. Brigagliano,

Tender Offer by Compagnie de Saint-Gobain for BPB plc

We are writing on a confidential basis on behalf of our client, Compagnie de Saint-Gobain, a company organized under the laws of the Republic of France ("**CSG**"), to respectfully request that the Securities and Exchange Commission (the "**Commission**") issue an order granting an exemption from Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), to CSG, allowing Saint-Gobain Aldwych Limited (a wholly-owned subsidiary that is making the offer on behalf of CSG (the "**Offeror**")) and any person acting on its or their behalf to make certain purchases of ordinary shares, nominal value 50 pence per share (the "**BPB Shares**"), of BPB plc ("**BPB**"), a public limited company incorporated under the laws of England and Wales, following public announcement of the proposed unsolicited tender offer (the "**Offer**") by the Offeror on behalf of CSG for the entire issued share capital of BPB (as described more fully below).

The Offer will be made in cash will be structured as a single offer made concurrently in the United Kingdom and United States, as well as other jurisdictions in which the Offer may legally be extended, and will be to purchase the entire issued share capital of BPB. CSG currently plans to announce the Offer at 7:00 a.m. (London time) on August 1, 2005, or soon as practicable thereafter (the "**Announcement Date**").

Background Information

CSG

CSG is one of the world's one-hundred leading industrial corporations and operates in 49 countries with over 180,000 employees. For the financial year ended December 31, 2004, calculated in accordance with generally accepted accounting principles in France, CSG had sales revenue of approximately €32,025 million and net income of approximately €1,083 million.

CSG is a producer, processor and distributor of materials (such as glass, ceramics, plastics and cast iron) and transforms those raw materials into advanced products for current everyday use and also develops new products for the future. CSG has five principal business divisions:

- *Building Distribution*. The Building Distribution division is Europe's leading building materials distributor with a network of 3,100 outlets located in 19 countries including France, the United Kingdom, Germany and The Netherlands. The principal markets for the division include construction, restoration and home improvement, serviced through a network of branded stores.
- *High-Performance Materials*. The High-Performance Materials division comprises CSG's Ceramics, Plastics and Abrasives businesses. The Ceramics business provides grains and powders, ceramics, crystals and plastics engineered for commercial use. The Plastics and Reinforcement businesses specialize in the manufacture and sale of plastics and glass fibre for composite material reinforcements, as well as reinforcement fabrics and scrims for construction, engineered composites and industrial products. The Abrasives business develops products that are used in production and processing industries where they are used for cutting, grinding and polishing.
- *Flat Glass*. The Flat Glass division is responsible for the manufacture of basic flat glass products, the processing and distribution of glass for the building industry and flat glass products for the automotive industry and the production of specialty glass (including products for home appliances, nuclear safety glass, fireproof glass and glass for electronic products).
- *Packaging*. The Packaging division manufactures glass bottles and jars for the packaging of foodstuffs and beverages, glass flasks for perfume and pharmaceutical products and high-performance plastic pump dispensers for the packaging of beauty, personal care and cleaning products.
- *Construction Products*. The Construction Products division comprises the Building Materials, Insulation and Pipe businesses. The Building Materials and Insulation businesses serve both the new housing and renovation markets, providing external fittings such as wall facings, roofing, road-building components and utilities, as well as interior solutions including glass wool, rock wool and soundproof ceilings. The Pipe business manufactures products used in road-building and is the world's leading supplier of ductile cast-iron pipes used in water supply networks.

CSG is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act and its securities are listed on stock markets in Paris, London, Frankfurt, Zurich, Brussels and Amsterdam. CSG does not currently have any securities registered, or required to be registered, with the Commission pursuant to Section 12 of the Exchange Act.

BPB

Given the unsolicited nature of the Offer, CSG has not obtained any of the following information from BPB and, as a result, all of the following information is based upon publicly available information which has not been independently verified by CSG.

BPB is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act and the BPB Shares are admitted to the Official List of the U.K. Listing Authority (the "**UKLA**") and trade on the

London Stock Exchange (the "**LSE**") (symbol: BPB.L). The BPB Shares are not currently registered under Section 12 of the Exchange Act and, to the best of CSG's knowledge, BPB has not perfected the exemption from the reporting requirements under such Act afforded by Rule 12g3-2(b) thereunder. In addition, to the best of CSG's knowledge, there is neither a sponsored nor unsponsored deposit facility for American Depositary Receipts with respect to BPB.

Based on information obtained from its website, BPB describes itself as "the world leader in the supply of plasterboard and gypsum plasters, and a major supplier of insulation, ceiling tiles and related products for interiors, serving growing markets for building systems in over 50 countries." BPB has operations around the world, including countries in Europe, North America, Asia and Africa. According to its annual report for the financial year ended March 31, 2004, calculated in accordance with generally accepted accounting principles in the United Kingdom, BPB achieved group turnover of approximately £2,316.8 million and retained profit of £102.3 million.

Based on publicly available information, as of June 14, 2005, BPB had approximately 502.2 million BPB Shares issued and outstanding (the "**Issued Share Capital**"). According to the information available at such date, there were no BPB shareholders holding 10 percent or more of the Issued Share Capital. In addition, based on publicly available information, CSG estimates that U.S. holders own approximately 54.3 million BPB Shares. CSG and its affiliates do not own (beneficially or otherwise) any BPB Shares.

Based on the foregoing and calculated in a manner consistent with Instruction 2 to Rules 14d-1(c) and (d), CSG estimates that between 10.8 percent and 14.0 percent (assuming all unidentified shareholders are in the United States) of the Issued Share Capital is beneficially held in the United States.

Proposed Offer Structure

The Offer will be made in cash and will be structured as a single offer made concurrently in the United Kingdom, the United States and other jurisdictions where the offer may be legally extended. In accordance with customary practice in the United Kingdom, the Offer will be made outside the United States on behalf of CSG and the Offeror by CSG's financial advisor, UBS Limited, and any Offer extended into the United States will be made by the Offeror and CSG directly.

The Offer will be structured to comply with (i) the rules and regulations of the UKLA and the LSE, (ii) the City Code on Takeovers and Mergers (the "**City Code**") of the United Kingdom and (iii) except as otherwise exempted, Section 14(e) of the Exchange Act and Regulation 14E thereunder. CSG's primary objective in structuring the Offer is to allow for participation by holders of the BPB Shares in the United Kingdom and the United States, while complying with the requirements applicable to the Offer in each such jurisdiction to the greatest extent practicable. The Offer document used in connection with the Offer (the "**Offer Document**") will be prepared with a view to complying with the applicable rules and regulations of the UKLA and the LSE and with the City Code and, except as otherwise requested herein, Section 14(e) of the Exchange Act and Regulation 14E thereunder. Since BPB does not have any class of equity securities registered under Section 12 of the Exchange Act, the Offer is not subject to compliance with Section 14(d) of the Exchange Act or Regulation 14D thereunder.

The Offer Document will be mailed to all holders of BPB Shares in the United Kingdom and the United States within 28 calendar days of the Announcement Date, as required by Rule 30.1 of the City Code. The Offer will remain open for acceptance until the date it becomes or is declared unconditional as to acceptances (the "**Initial Offer Period**"). Pursuant to Rule 14e-1(a) under the Exchange Act, the Initial Offer Period cannot be less than 20 U.S. business days from the mailing of the Offer Document and can be extended for such additional period or periods as may be (i) determined by CSG ("**Voluntary Extensions**") and (ii) required or necessary to comply in this respect with Section 14(e) of the Exchange Act and Regulation 14E thereunder or the City Code ("**Mandatory Extensions**"), but not beyond midnight on the 60th calendar day after mailing or such later date as to which The Panel on Takeovers and Mergers (the "**Panel**"), which administers the City Code, may agree.

Once the Offer becomes or has been declared wholly unconditional (which shall be within 21 calendar days of the close of the Initial Offer Period), CSG will have acquired all BPB Shares with respect to which it has received valid acceptances and will, in accordance with the City Code, pay for all such accepted BPB Shares within 14 calendar days thereafter.

If the Offer becomes or is declared wholly unconditional, the Offer must, in order to comply with the City Code, remain open for acceptances for at least 14 calendar days following the date on which it would otherwise have expired and may remain open for such longer period as CSG deems appropriate (the "**Subsequent Offering Period**"). All valid acceptances received during the Subsequent Offering Period will be paid for within 14 calendar days of the date of receipt. As permitted by the City Code and in accordance with U.K. market practice, CSG intends to keep the Subsequent Offering Period open at least until the compulsory acquisition procedures under the U.K. Companies Act 1985 are completed (which would normally be three months after an offer becomes wholly unconditional). Rule 31.2 of the City Code requires that notice of the termination of the Subsequent Offering Period must be given not less than 14 calendar days prior to such termination.

Statement of Applicable Regulation

General Application of Rule 14e-5 to the Offer

In the United Kingdom, purchases of a target's securities by a bidder or a person acting for the account or benefit of the bidder outside an offer are permitted, subject to certain limitations, and such purchases are common in connection with offers for U.K. companies. Under the City Code, CSG and its advisers and brokers are permitted to purchase BPB Shares in the open market or otherwise prior to and during the conduct of, but outside, the Offer, subject to certain limitations, including as to price (as described below).

Subject to certain exceptions, Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, or exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the offeror and its affiliates, (ii) the offeror's dealer-managers and any of their respective affiliates, (iii) any advisers to the parties descried in (i) and (ii) above whose compensation is dependent on the completion of the offer and (iv) any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or related securities. Purchases of BPB Shares by CSG or other covered persons acting for the account or benefit of CSG outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited after the Announcement Date.

Rules 6.1 and 6.2 of the City Code provide protections similar to those provided by Rule 14e-5, making exemptive relief appropriate in the circumstances of the Offer, by requiring that the Offer price be increased to the level of any higher purchase price outside the Offer. In addition, under Rule 8.1 of the City Code, any purchases outside the Offer by any party to the transaction (including CSG, the Offeror and any adviser, broker or other financial institution acting as its agent (collectively, the "**Prospective Purchasers**")) are required to be disclosed on a next-day basis through a Regulatory

Information Service, as set out in Schedule 12 of the U.K. Financial Service Authority Listing Rules, and the Panel. Disclosures of these purchases attract significant publicity by their very nature and they are disseminated on dealers' trading screens throughout the London market.

Application of Rule 14e-5 to Irrevocable Undertakings

Certain large institutional shareholders as well as the directors (in the event the Offer becomes a recommended offer) of BPB, in each case outside of the United States, may be asked, as is typical in U.K. takeovers, to undertake irrevocably to accept the Offer in respect of their holdings of BPB Shares. No additional compensation will be paid to these shareholders and they will receive their offer consideration at the same time as the other BPB shareholders that accept the Offer.

Under English law, an irrevocable undertaking is an agreement of a shareholder to accept an offer when made and, in some cases, not to accept a competing offer during the pendency of the first offer. An irrevocable undertaking is not treated by the City Code as a purchase, and the City Code permits bidders to enter into irrevocable undertakings at any time, subject to certain limitations. We note for emphasis that any BPB Shares subject to an irrevocable undertaking are purchased in the Offer, and consequently, count towards satisfying the minimum acceptance condition under the City Code. Acceptance of the Offer in respect of BPB Shares which are the subject of irrevocable undertakings represent tenders subject to both the terms and conditions of the Offer and the City Code. Accordingly, we are not requesting exemptive relief from Rule 14e-5 with respect to such shareholders entering into irrevocable undertakings.[1]

Basis for Exemption

Rule 14e-5 is designed to protect investors by "preventing an offeror from extending greater or different consideration to some security holders by offering to purchase their shares outside the offer, while other security holders are limited to the offer's terms."[2] The Commission has recognized that a strict application of Rule 14e-5 could disadvantage U.S. security holders in some situations. In this context, the Commission has noted that "flexible application of Rule 14e-5 is necessary and appropriate to encourage offerors for the securities of foreign private issuers to extend their offers to U.S. security holders."[3] The Commission has enumerated certain factors that it considers important in ruling on a Rule 14e-5 exemption request, including (i) the degree of ownership of the target by U.S. holders; (ii) whether the offer will be made to U.S. holders on an equal basis to non-U.S. holders; (iii) whether the consideration will be cash or securities; (iv) the nature of the foreign regulation to which the offer is subject; and (v) whether the principal trading market for the target's securities is outside the United States.

In the context of this transaction, U.S. holders of BPB Shares will be entitled to participate in the Offer on terms as favorable as those offered to holders in the United Kingdom. The London market has extensive history and experience in the tender offer context. CSG and the Offeror will disseminate to holders of BPB Shares who are in the United States all available information that is required by the City Code.

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1 See, e.g., United Technologies Corporation Offer for Kidde plc (December 15, 2004); UCB S.A. Offer for Celltech Group plc (May 19, 2004); Celltech Group plc Offer for Oxford GlycoSciences Plc (March 3, 2003); RWE Aktiengesellschaft Offer for Innogy Holdings plc (March 22, 2002); Vinci Offer for TBI plc (August 23, 2001); St. David Capital plc Offer for Hyder plc (August 1, 2000); and WPD Limited Offer for Hyder plc (May 30, 2000).

2 Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Release No. 34-42054, International Series Release No. 1208 (October 26, 1999), Section II.C.1.

3 Id.

The relief being requested is consistent with the relief granted in a number of prior letters.[4] The Commission has provided for continued review of exemption requests, on a case-by-case basis, in situations, such as the instant case, where U.S. ownership exceeds (or is presumed to exceed) 10 percent. We believe the exemptive relief required from Rule 14e-5 with respect to the Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other, similarly structured tender offers.

Requested Exemptive Relief

Based on the foregoing, we respectfully request that CSG, the Offeror and any other Prospective Purchasers be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases of BPB Shares outside the Offer by any Prospective Purchaser that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) no purchases or arrangements to purchase BPB Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) disclosure of the possibility of such purchases by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Offer Document;

(c) the Prospective Purchasers shall disclose in the United States information regarding such purchases to the extent such information is made public in the United Kingdom pursuant to the City Code;

(d) the Prospective Purchasers shall comply with any applicable rules in the United Kingdom, including the City Code and the rules and regulations of the UKLA and the LSE;

(e) upon request of the Division of Market Regulation (the "**Division**"), the Prospective Purchasers shall disclose to it a daily time-sequenced schedule of all purchases of BPB Shares made by any of them during the Offer, on a transaction-by-transaction basis, including: (i) a description of the size, broker (if any), time of execution and purchase price; and (ii) if not executed on the LSE, the exchange, quotation system or other facility through which the purchase occurred;

(f) upon request of the Division, the Prospective Purchasers shall transmit to it the information specified in clauses (e)(i) and (e)(ii) above to the Division at its offices in Washington, D.C. within 30 days of its request;

(g) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(h) representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to enquiries of the Division relating to such records; and

(i) except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

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[4] See, e.g., United Technologies Corporation Offer for Kidde plc (December 15, 2004); UCB S.A. Offer for Celltech Group plc (May 19, 2004); Songbird Acquisition Limited Offer for Canary Wharf (April 22, 2004); BLB Investors, LLC Offer for Wembley plc (March 31, 2004); Twins Acquisition, Inc. Offer for IDS Group plc (June 25, 2003); Celltech Group plc Offer for Oxford GlycoSciences Plc (March 3, 2003); RWE Aktiengesellschaft Offer for Innogy Holdings plc (March 22, 2002); Vinci Offer for TBI plc (August 23, 2001); Schlumberger Limited Offer for Sema Group plc (February 15, 2001); St. David Capital plc Offer for Hyder plc (August 1, 2000); WPD Limited Offer for Hyder plc (May 30, 2000); St David Capital plc Offer for Hyder plc

Finally, we note the existence of the Memorandum of Understanding on Exchange of Information between the Commission and the U.K. Department of Trade and Industry in Matters Relating to Securities and the U.S. Commodity Futures Trading Commission and the U.K. Department of Trade and Industry in Matters Relating to Futures dated September 25, 1991.

Conclusion

Pursuant to Regulation 200.81, we respectfully request on behalf of CSG that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the staff of the Commission is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of CSG for the reason that certain of the facts set forth in this letter have not been made public.

We respectfully request that the Commission issue the requested exemptive relief and confirmation as soon as practicable. If you require any further information or have any questions, please contact the undersigned at 011 44 20 7456 3370 or Thomas B. Shropshire, Jr. at 011 44 20 7456 3223. For your convenience, we may be contacted via e-mail at brigid.rentoul@linklaters.com and tom.shropshire@linklaters.com, respectively.

Yours sincerely,



Brigid Rentoul

cc: Bernard Field, *Compagnie de Saint-Gobain*